CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the inclusion in Augusta Resources Corporation’s (the “Company”) Registration Statement on Form 40-F dated July 5, 2006 of our Independent Registered Chartered Accountants’ report dated April 19, 2005 with respect to the consolidated balance sheet of the Company as at December 31, 2004 and consolidated statements of operations and deficit and of cash flows for the year ended December 31, 2004 and 2003 to be filed with the United States Securities and Exchange Commission.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
July 5, 2006